Mail Stop 5546

January 23, 2008

Ronald L. Nelson
Chairman and Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

      Re: Avis Budget Group, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               Response Letter Dated January 11, 2008
               File No. 1-10308

Dear Mr. Nelson:

      We refer you to our comment letter dated December 21, 2007. We have completed our review of this subject matter and have no further comments at this time.

               Sincerely,

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance